CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Six Months Ended April 30 2013 and 2012

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of financial statements by an entity’s auditor.

For further information, please contact:

Blaine Bailey, Chief Financial Officer
Tel:	(604) 408-7488
Fax:	(604) 408-7499

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
April 30, 2013 and 2012

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	April 30,	October 31,
	2013	2012

ASSETS
Current
Cash	$2,931,677	$2,142,499
Accounts receivable	1,077,661	5,612,772
Due from related parties (note 8)	462,838	523,612
Prepaid expenses	303,636	597,561

Total Current Assets	4,775,812	8,876,444

Property, Plant and Equipment (note 3)	1,322,627	1,412,763
Investments (note 4)	878,216	2,571,811
Exploration and Evaluation Advances	130,000	262,500
Exploration and Evaluation Assets (note 5)	93,267,170	88,323,788
Deposits	4,891,636	4,854,136

Total Assets	$105,265,461	$106,301,442

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,629,887	$8,794,157
Short-term loan (note 6)	4,759,876	-
Flow-through premium liabilities (note 7 (a(ii)))	377,861	-
	9,767,624	8,794,157

Lease obligation	239,800	280,606

Total Liabilities	10,007,424	9,074,763

SHAREHOLDERS’ EQUITY
Share Capital (note 7)	124,892,747	117,070,689
Contributed Surplus	22,089,259	22,278,360
Accumulated Other Comprehensive Income	(7,993)	(166,363)
Deficit	(51,715,976)	(41,956,007)

Total Shareholders’ Equity	95,258,037	97,226,679

Total Liabilities and Shareholders’ Equity	$105,265,461	$106,301,442

Subsequent Events (note 11)
Going Concern (note 1)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Stephan Fitch”
Hendrik Van Alphen, Director	Stephan Fitch, Director

See Notes to the Condensed Interim Consolidated Financial Statements	1

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Loss
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended		Six Months Ended
	April 30		April 30
	2013	2012	2013	2012

Accretion expenses (note 6)	$18,677	$-	$18,677	$-
Bad debts	-	18,820	-	18,820
Consulting fees (notes 8)	320,458	253,038	513,014	674,268
Corporate development	71,075	101,292	146,770	177,784
Depreciation	59,413	96,730	118,559	179,453
Insurance	38,565	26,686	104,774	53,821
Investor relations	68,235	100,188	121,828	382,758
Office costs	212,607	218,630	444,326	525,680
Professional fees (notes8)	720,419	278,320	1,000,176	707,325
Property evaluations	2,331	339,199	125,618	356,539
Regulatory and transfer agent fees	48,363	66,927	95,012	120,150
Salaries and benefits	671,525	1,179,248	1,775,155	3,193,209
Travel	87,499	44,988	187,458	249,893

Operating loss	(2,319,167)	(2,724,066)	(4,651,367)	(6,639,700)

Other Items
Other income	8,675	-	377,925	-
Foreign exchange loss	(111,977)	(306,121)	(206,041)	(148,168)
Interest income (expenses), net of bank charges	(30,708)	16,683	(14,003)	140,880
Realized gain (loss) on sale of available-for-sale investments (note 4)	-	(13,592)	17,230	10,374,718
Unrealized gain (loss) on derivative investment (note 4)	(356,982)	6,627	(416,723)	390,969
Unrealized gain (loss) on fair value through profit or loss investment (note 4)	(15,000)	(30,000)	(16,500)	27,500
Impairment losses on available-for-sale investments (note 4)	(515,769)	(94,304)	(1,112,535)	(120,648)
Impairment of exploration and evaluation assets (note 5)	-	-	(3,775,254)	-
Gain on loan settlement	-	-	-	1,368,953

	(1,021,761)	(420,707)	(5,145,901)	12,034,204

Income (Loss) Before Income Taxes	(3,340,928)	(3,144,773)	(9,797,268)	5,394,504

Income Taxes
Deferred recovery (expense)	37,235	34,660	37,299	(1,172,768)

Net Income (Loss) for Period	(3,303,693)	(3,110,113)	(9,759,969)	4,221,736

Basic Income (Loss) Per Share	$(0.03)	$(0.03)	$(0.09)	$0.05
Diluted Income (Loss) Per Share	$(0.03)	$(0.03)	$(0.09)	$0.05

Weighted Average Number of Shares Outstanding	110,377,106	91,708,287	104,881,123	90,275,909
Plus incremental shares from assumed conversions	304,375	2,879,324	304,375	2,879,324
Adjusted weighted average shares	110,681,481	94,587,611	105,185,498	93,155,233

See Notes to the Condensed Interim Consolidated Financial Statements	2

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months Ended April 30

	Three Months Ended		Six Months Ended
	April 30		April 30
	2013	2012	2013	2012

Net Income (Loss) for the Period	$(3,303,693)	$(3,110,113)	$(9,759,969)	$4,221,736

Other comprehensive income (loss), net of deferred taxes
Exchange differences on translation of foreign operations	(35,425)	(101,142)	191,550	(167,410)
Other comprehensive income (loss) on available-for-sale securities	(44,125)	(1,625,350)	(33,180)	(8,467,448)

Other Comprehensive Income (Loss) for the Period, net of deferred taxes	(79,550)	(1,726,492)	158,370	(8,634,858)

Comprehensive Loss for the Period	$(3,383,243)	$(4,836,605)	$(9,601,599)	$(4,413,122)

See Notes to the Condensed Interim Consolidated Financial Statements	3

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

					Accumulated Other
	Share Capital				Comprehensive Income
					Functional	Available-for-	Total
				Contributed	Currency	Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity

Balance, October 31, 2011	83,054,104	$107,237,122	$(30,361,908)	$19,775,985	$(88,920)	$7,877,799	$104,440,078

Net loss for the period	-	-	4,221,736	-	-	-	4,221,736
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(9,794,696)	(9,794,696)
Transfer to income of realized gain on sale investments	-	-	-	-	-	1,327,248	1,327,248
Functional currency translation	-	-	-	-	(167,410)	-	(167,410)
Shares issued for cash
Private placement	8,029,750	7,628,263	-	-	-	-	7,628,263
Allocation of proceeds to warrants	-	(699,257)	-	699,257	-	-	-
Exercise warrants	693,600	288,657	-	-	-	-	288,657
Shares issued for non-cash
Reclassification of contributed surplus on exercise of warrants	-	754,651	-	(754,651)	-	-	-
Share-based payments	-	-	-	2,181,487	-	-	2,181,487

Balance, April 30, 2012	91,777,454	$115,209,436	$(26,140,172)	$21,902,078	$(256,330)	$(589,649)	$110,125,363

Net loss for the period	-	-	(15,815,835)	-	-	-	(15,815,835)
Other comprehensive income
Transfer to income of realized gain on sale investments	-	-	-	-	-	571,939	571,939
Functional currency translations	-	-	-	-	107,677	-	107,677
Shares issued for cash	-	-	-	-	-	-	-
Private placement	-	-	-	-	-	-	-
Exercise warrants	639,000	168,562	-	-	-	-	168,562
Shares issued costs	-	-	-	-	-	-	-
Shares issued for non-cash
Property acquisition	1,000,000	900,000	-	-	-	-	900,000
Reclassification of contributed surplus on exercise of warrants	-	792,691	-	(792,691)	-	-	-
Share-based payments	-	-	-	1,168,973	-	-	1,168,973

Balance, October 31, 2012	93,416,454	$117,070,689	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

See Notes to the Condensed Interim Consolidated Financial Statements	4

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

					Accumulated Other
	Share Capital				Comprehensive Income
					Functional	Available-for-	Total
				Contributed	Currency	Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity

Balance, October 31, 2012 (carried forward)	93,416,454	$117,070,689	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

Net loss for the period	-	-	(9,759,969)	-	-	-	(9,759,969)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(33,180)	(33,180)
Functional currency translation	-	-	-	-	191,550	-	191,550
Shares issued for cash
Private placement	16,439,816	7,277,903	-	-	-	-	7,277,903
Exercise warrants	240,000	30,000	-	-	-	-	30,000
Shares issued costs	-	(440,045)	-	47,973	-	-	(392,072)
Shares issued for non-cash

Property acquisition	900,000	203,000	-	-	-	-	203,000
Short-term loan	2,000,000	420,000	-	-	-	-	420,000
Reclassification of contributed surplus on exercise of warrants	-	331,200	-	(331,200)	-	-	-
Share-based payments	-	-	-	94,126	-	-	94,126

Balance, April 30, 2013	112,996,270	$124,892,747	$(51,715,976)	$22,089,259	$42,897	$(50,890)	$95,258,037

See Notes to the Condensed Interim Consolidated Financial Statements	5

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30

	2013	2012
Operating Activities
Net income (loss )for the period	$(9,759,969)	$4,221,736
Items not involving cash
Accretion expenses	18,677	-
Bad debts	-	18,820
Depreciation	118,559	179,453
Share-based payments (note 7)	94,126	2,181,488
Realized gain on sale of available-for-sale investments (note 4)	(17,230)	(10,374,718)
Impairment losses on available-for-sale investments (note 4)	1,112,535	120,648
Unrealized gain on fair value through profit or loss investment (note 4)	16,500	(27,500)
Gain on loan settlement	-	(1,368,953)
Unrealized loss (gain) on derivative investments (note 4)	416,723	(390,969)
Write-off of exploration and evaluation assets	3,775,254	-
Deferred income taxes expense	(37,299)	1,172,768
Unrealized foreign exchange loss	53,480	-
Foreign exchange loss on cash	(2,914)	56,135
Changes in non-cash working capital items
Interest payable	30,699	-
Prepaid expenses	293,925	(208,893)
Due from related parties	60,774	(188,676)
Accounts payable and accrued liabilities	349,561	(14,206)

Cash Used in Operating Activities	(3,476,599)	(4,622,867)

Investing Activities
Expenditures on exploration and evaluation assets	(12,833,205)	(19,488,470)
Decrease (Increase) in deposits	85,000	(100,000)
Proceeds from sale of investments	126,991	20,914,724
Purchase of investments	-	(220,524)
Purchase of property, plant and equipment	(63,941)	(137,828)
Loan receivable	-	4,886,633
Accounts receivable	4,535,111	(143,107)

Cash Provided by (Used in) Investing Activities	(8,150,044)	5,711,428

Financing Activities
Proceeds from shares issued, net of issuance costs	7,727,959	7,916,920
Share issue costs	(392,072)	-
Short-term loan	5,077,020	-

Cash Provided by Financing Activities	12,412,907	7,916,920
Effect of Foreign Exchange on Cash	2,914	(56,135)
Increase in Cash	789,178	8,949,346
Cash, Beginning of the Period	2,142,499	5,985,634
Cash, End of the Period	$2,931,677	$14,934,980

Supplemental cash flow information (note 10)

See Notes to the Condensed Interim Consolidated Financial Statements	6

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. (“Cardero” or the “Company”) and its subsidiaries are engaged in the exploration of mineral properties, primarily in Canada and Ghana. The Company considers itself to be an exploration stage company.

The Company is a public company with shares listed on the TSX Exchange, the NYSE MKT and the Frankfurt Stock Exchange. The head office and principal address of the Company are located at 1177 West Hastings Street, Suite 2300, Vancouver, British Columbia, Canada, V6E 2K3.

Going Concern

While these condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that raise substantial doubt on the validity of that assumption. During the six months ended April 30, 2013, the Company incurred a loss of $ 9,759,969, as at April 30, 2013 has an accumulated deficit of $51,715,976 and has a working capital deficit of $4,991,812. The Company will require additional funding to maintain its ongoing exploration programs and property commitments and for administrative purposes.

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the Company’s exploration properties and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and iron ore and metallurgical coal markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration. There can be no assurance the Company will be successful in this endeavour.

These condensed interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for the policy noted below. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended October 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale or fair value through profit and loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting.

The Board of Directors approved the condensed interim consolidated financial statements on June 11, 2013.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Flow-through shares

The Company will, from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company allocates the flow-through share into i) capital stock, and ii) a flow-through share premium, equal to the estimated premium if any, which is recognized as a liability. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax recovery for the amount of tax reduction renounced to the shareholders. The premium is recognized as a deferred income tax recovery and the resulting deferred tax is recognized as a tax provision.

The Company is required to spend the proceeds received from the issuance of flow-through shares on Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share liability.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

	(c)	New accounting pronouncements

The following standards and interpretations have been issued but are not yet effective and have not been early adopted by the Company:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 9.

IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 10.

IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 11.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) New accounting pronouncements (continued)

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 12.

3.	PROPERTY, PLANT AND EQUIPMENT

	Computer
	Equipment
	and	Office		Metallurgy		Leasehold
	Software	Equipment	Vehicles	Lab	Building	Improvements	Total

Cost

Balance, October 31, 2012	$413,978	$307,596	$462,690	$546,267	$231,337	$378,184	$2,340,052

Additions	4,408	-	-	47,192	-	-	51,600
Currency translation adjustments		-	-	5,342	-	-	5,342

Balance, April 30, 2013	$418,386	$307,596	$462,690	$598,801	$231,337	$378,184	$2,396,994

Accumulated depreciation

Balance, October 31, 2012	$323,428	$104,795	$36,869	$211,467	$19,178	$231,552	$927,289

Depreciation for the period	14,803	17,906	49,228	58,455	11,540	7,647	159,579
Currency translation adjustments	-	(566)	(13,379)	3,225	(1,781)	-	(12,501)

Balance, April 30, 2013	$338,231	$122,135	$72,718	$273,147	$28,937	$239,199	$1,074,367

Carrying amounts

At October 31, 2012	$90,550	$202,801	$425,821	$334,800	$212,159	$146,632	$1,412,763

At April 30, 2013	$80,155	$185,461	$389,972	$325,654	$202,400	$138,985	$1,322,627

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

4.	INVESTMENTS

		Shares		Warrants
April 30, 2013		Number	Fair Value	Number	Fair Value	Total

Trevali Mining Corporation (“Trevali”)		-	$-	2,074,761	$78,234	$78,234
Wealth Minerals Ltd. (“Wealth”)		5,022,806	200,912	-	-	200,912
Dorato Resources Inc. (“Dorato”)		2,536,000	101,440	-	-	101,440
Indico Resources Ltd. (“Indico”)		50,000	5,750	-	-	5,750
Balmoral Resources Ltd. (“Balmoral”)		128,000	75,520	-	-	75,520
Abzu Gold Inc. (“Abzu Gold”)		9,234,007	369,360	-	-	369,360
Artha Resources Corporation (“Artha”)		2,150,000	21,500	-	-	21,500
Ethos Capital Corp.(“Ethos”)		150,000	25,500	-	-	25,500

	$		799,982		$78,234	$878,216

	Shares		Warrants
October 31, 2012	Number	Fair Value	Number	Fair Value	Total

Trevali	-	$-	2,074,761	$494,957	$494,957
Wealth	5,022,806	577,623	-	-	577,623
Dorato	2,536,000	202,880	-	-	202,880
Indico	50,000	11,000	-	-	11,000
Balmoral	240,000	223,200	-	-	223,200
Abzu Gold	9,234,007	923,401	-	-	923,401
Artha	2,150,000	96,750	-	-	96,750
Ethos	150,000	42,000	-	-	42,000

		$2,076,854		$494,957	$2,571,811

All the resource related companies are considered to be related parties, with the exception of Trevali, Dorato, Abzu Gold and Artha by virtue of having directors and/or officers in common. All investments in shares are classified as available-for-sale under the financial instruments classification except for the investment in Ethos, which is classified as fair value through profit or loss. As investments in warrants are considered to be derivative instruments, they are by definition classified as fair value through profit or loss.

During the six months ended April 30, 2013, the Company sold investments for net proceeds of $126,991 (2012 - $20,914,724) at a cost of $109,761 (2012 - $10,540,006) for net realized gain on sale of $17,230 (2012 - $10,374,718). The Company recognized impairment losses on available for sale investments of $1,112,535 (2012 - $120,648) due to a significant decline in the fair value of the investments. This impairment loss was recorded in the condensed consolidated statement of loss.

During the six months ended April 30, 2013, the Company recorded an unrealized loss on the fair value adjustment of derivatives of $416,723 (2012 – unrealized gain of $390,969).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS

The Company’s capitalized acquisition and exploration expenditures on its exploration and evaluation assets are as follows:

	U.S.A. (note 5(a))	Ghana	Canada	Total
Balance, October 31, 2012	$ 3,770,227	$ 11,436,626	$ 73,116,935	$ 88,323,788
Acquisition costs: Acquisition costs – shares Acquisition costs – cash	- 557	135,000 626,586	68,000 5,125,760	203,000 5,752,903
Total acquisition costs	557	761,586	5,193,760	5,955,903
Deferred exploration costs: Camp Environmental Drilling Assays Studies & Report Preparation Personnel and geology Geophysics Geotechnicals	4,470 - - - - - - -	131,419 - - 107,050 - 125,063 - -	293,712 790,711 118,983 284,061 484,292 119,424 2,750 203,438	429,601 790,711 118,983 391,111 484,292 244,487 2,750 203,438
Total exploration costs	4,470	363,532	2,297,371	2,665,373
Total expenditures for the period	5,027	1,125,118	7,491,131	8,621,276
Impairment losses – Acquisition costs Impairment losses – Exploration costs	(353,540) (3,421,714)	- -	- -	(353,540) (3,421,714)
Total impairment losses	(3,775,254)	-	-	(3,775,254)
Currency translation adjustments	-	97,360	-	97,360
Balance, April 30, 2013	$ -	$ 12,659,104	$ 80,608,066	$ 93,267,170

(a)	United States of America

During the six months period ended April 30, 2013 the Company determined that no further exploration will be done on the TiTac and Longnose properties. The Company intends to maintain the properties in good standing, while it seeks a buyer or other investment partner for the properties. In the absence of any definitive arrangements for such disposal or investment partner at this time, the Company determined that the carrying value of the properties was impaired and wrote off cumulative costs incurred to date of $3,775,254 as an impairment charge in the condensed consolidated statement of loss.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(b)	Canada

		i)	Johnson Agreement

On May 18, 2010, Cardero Coal entered into a Coal Tenure Option Agreement, as amended on April 14, 2011, January 14, 2013 and April 12, 2013, (“Johnson Agreement”) to acquire, subject to the issuance by the BC Government of certain coal licenses (“Johnson Licenses”) in respect of a coal license application over an area located in the Peace River Land District of British Columbia (4 coal licenses issued June 14, 2012), all of the shares (“Shares”) of a private Alberta company which holds such coal licenses. Consideration for the acquisition of a 100% interest in the Shares consisted of the following payments, share issuance and option grant:

$75,000 on execution of the Johnson Agreement (paid), an additional $275,000 on or before June 24, 2010 (paid) and a final payment of $5,000,000 due within four months of the date of issuance of the Johnson Licenses (October 14, 2012). As permitted by the Johnson Agreement, Cardero Coal extended the deadline for the final payment from October 14, 2012 until January 14, 2013 by paying $20,000 per month. The deadline was further extended to April 14, 2013 by Cardero Coal paying a non-refundable cash deposit of $1,000,000 on January 14, 2013 (paid), plus an additional $20,000 per month for each month’s extension ($60,000 paid in total). The deadline was further extended to April 22, 2013 upon payment of a further non-refundable cash deposit of $1,000,000 (paid April 12, 2013). On April 22, 2013, Cardero Coal exercised the option and paid the balance of $3,000,000. Immediately following the exercise of option, the private company was wound up and the coal licenses and other assets of the private company were transferred to Cardero Coal and thereby became part of the Carbon Creek Joint Venture;

issuance of 400,000 common shares (issued) of the Company concurrently with the $3,000,000 final option payment; and

grant of an option to acquire 1,000,000 common shares of Cardero Coal at an exercise price of $0.15 per share (granted). The option was exercised on March 9, 2011 (prior to the acquisition of Cardero Coal by the Company).

6.	SHORT-TERM LOAN

On April 22, 2013, the Company completed a placement of senior secured notes (“Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. The Notes have a one year term and were issued at a 9.1% discount to net the Company USD 5,000,000 ($5,077,020) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of Cardero Coal while the Notes remain outstanding, the holders of the Notes will have the right to put the Notes to the Company for an amount equal to 110% of par plus accrued interest.

As a bonus for subscribing for and purchasing the Notes, the holders of the Notes were issued an aggregate of 2,000,000 common shares of the Company (the “Bonus Shares”). The Bonus Shares are subject to a hold period in Canada until August 25, 2013, plus additional restrictions under United States securities laws.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

At April 30, 2013, short-term loan transactions are as follows:

	2013	2012
Short-term loan	$5,643,550	$-
9.1% discount	(513,050)	-
Bonus shares	(420,000)	-
Interest payable	30,698	-
Accretion expenses	18,677	-
Balance at April 30, 2013	$4,759,876	$-

7.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

Share issuances

During the six months ended April 30, 2013:

i.

On December 19, 2012, the Company completed a non-brokered private placement pursuant to which the Company sold 7,966,794 shares for gross proceeds of $3,585,057. The Company paid cash finder’s fees of $51,608 and issued 114,000 finder’s warrants with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. All common shares issued have a hold period expiring on April 19, 2013.

ii.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares. The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share for gross proceeds of $3,000,400. All common shares issued have a hold period expiring on April 28, 2013. The Company paid aggregate finder’s fees of $175,824 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013. The Company recorded a flow-through premium liability in the amount of. $420,056.

		iii.	On January 11, 2013, the Company issued 240,000 common shares on exercise of 240,000 warrants for gross proceeds of $30,000.

iv.

On February 8, 2013, the Company closed the second and final tranche of the non-brokered private placement issuing 2,472,222 common shares for gross proceeds of $1,112,500. The Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants with each finder’s warrant exercisable to purchase one common share at a price of $0.50 until February 8, 2014.

		v.	On March 11, 2013, the Company issued 500,000 common shares with a fair value of $135,000 as a finder’s fee in connection with the acquisition of the Sheini project in Ghana (note 5).

		vi.	On April 19, 2013, the Company issued 400,000 common shares with a fair value of $68,000 in connection with the exercise by Cardero Coal of the option to acquire the Shares (note 5(b)(i)).

vii.

On April 25, 2013, the Company issued 2,000,000 common shares to affiliates of Luxor Capital Group, LP. (“Lenders”) as bonus in connection with a placement of senior secured notes in the aggregate principal amount of USD 5,500,000 to the Lenders (note 6).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

7.	SHARE CAPITAL (Continued)

	(b)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

	April 30, 2013		October 31, 2012
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of the period	6,094,875	$0.96	3,412,600	$0.39
Issued	589,258	$0.53	4,014,875	$1.25
Exercised	(240,000)	$(0.13)	(1,332,600)	$(0.34)
Expired	(4,014,875)	$(1.25)	-	$-

Warrants outstanding, end of the period	2,429,258	$0.47	6,094,875	$0.96

The weighted average remaining contractual life of warrants outstanding at April 30, 2013 was 0.23 year (October 31, 2012 – 0.24 year).

Warrants outstanding are as follows:

	April 30, 2013		October 31, 2012
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Warrants	Price	Warrants

November 29, 2012	$-	-	$1.25	4,014,875
January 12, 2013	$-	-	$0.13	240,000
May 29, 2013 (note 11)	$0.13	240,000	$0.13	240,000
June 1, 2013 (note 11)	$0.50	1,600,000	$0.50	1,600,000
December 19, 2013	$0.50	114,000	$-	-
December 28, 2013	$0.55	351,648	$-	-
February 8, 2014	$0.50	123,610	$-	-

		2,429,258		6,094,875

(c)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options, which are not granted under the sock option plan). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price on the TSX for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are fully vested at the date for grant. A summary of the status of the stock option plan as of April 30, 2013 and October 31, 2012 and changes during the periods ended on those dates is presented below:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

7.	SHARE CAPITAL (Continued)

(c)	Stock options (continued)

	April 30, 2013		October 31, 2012
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Options outstanding, beginning of the period	9,566,143	$0.98	6,599,143	$1.04
Granted	200,000	$0.45	6,537,000	$1.05
Expired	(1,548,143)	$1.83	(3,570,000)	$1.21

Options outstanding, end of the period	8,218,000	$0.93	9,566,143	$0.98

The weighted average remaining contractual life of options outstanding at April 30, 2013 was 0.83 year (October 31, 2012 – 1.19 years).

Stock options outstanding are as follows:

	April 30, 2013			October 31, 2012
			Exercisable			Exercisable
	Exercise	Number of	at Period	Exercise	Number of	at Year
Expiry Date	Price	Options	End	Price	Options	End

January 28, 2013	$-	-	-	$1.83	1,000,000	1,000,000
June 1, 2013 (note 11)	$0.06	280,000	280,000	$0.06	280,000	140,000
June 1, 2013(note 11)	$0.16	100,000	100,000	$0.16	100,000	50,000
June 1, 2013(note 11)	$0.31	320,000	320,000	$0.31	320,000	160,000
June 1, 2013(note 11)	$0.38	980,000	980,000	$0.38	980,000	490,000
June 1, 2013(note 11)	$0.44	296,000	296,000	$0.44	349,143	174,572
November 9, 2013	$1.10	1,180,000	1,180,000	$1.10	1,400,000	1,400,000
January 26, 2014	$1.51	1,450,000	1,450,000	$1.51	1,500,000	1,500,000
March 23, 2014	$1.16	442,000	442,000	$1.16	537,000	537,000
September 27, 2014	$0.78	2,970,000	2,970,000	$0.78	3,100,000	3,100,000
January 4, 2015	$0.45	200,000	200,000	$-	-	-

		8,218,000	8,218,000		9,566,143	8,551,572

The Company uses the fair value method for determining share-based payments for all options granted. The fair value was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

For the six months ended April 30,	2013	2012

Expected life (years)	2.0	2.0
Interest rate	1.21%	1.00%
Volatility	62.96%	55.24%
Dividend yield	0.00%	0.00%

Share-based payment charges for the six months ended April 30, 2013 totalled $94,126 (2012 - $2,181,488), allocated as follows:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

7.	SHARE CAPITAL (Continued)

(c)	Stock options (Continued)

For the six months ended April 30,	2013	2012

Consulting fees	$-	$43,431
Investor relations	27,002	179,975
Professional fees	-	140,047
Salaries and benefits	67,124	1,818,035

	$94,126	$2,181,488

The weighted average fair value of options granted during the six months ended April 30, 2013 was $0.14 (October 31, 2012 - $0.32).

8.	RELATED PARTY TRANSACTIONS

	(a)	Management Compensation

During the six months ended April 30, 2013 and 2012, the Company incurred the following expenses to CEO, CFO and COO:

For the six months ended April 30,	2013	2012

Wages and benefits	$513,917	$437,833
Share-based payments	$46,348	$592,073
	$560,265	$1,029,906

(b)	Transactions with related parties

During the six months ended April 30, 2013 and 2012, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2013	2012

Consulting fees	$138,000	$135,000
Professional fees	$50,731	$46,250

Professional fees include amounts paid to a law firm of which an officer is a shareholder.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

8.	RELATED PARTY TRANSACTIONS (Continued)

	(c)	Due from related parties

Amounts due from related parties are for rent, administration and office expenses, and comprised as follows:

	April 30,	October 31,
	2013	2012

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Indico	$240,956	$198,239
Wealth	64,255	-
Abzu Gold	-	230,606
Others	157,627	94,767

	$462,838	$523,612

These related party transactions have been measured by the exchange amount, which is the amount agreed upon by the transacting parties. As of April 30, 2013, Abzu Gold was no longer considered a related party.

9.	GEOGRAPHIC SEGMENTED DATA

The Company operates in one industry segment, the mineral resources industry, and in six geographical segments, Canada, United States, Ghana, Peru, Mexico, and Argentina. The significant asset categories identifiable with these geographical areas are as follows:

	April 30, 2013
	Canada	Ghana	Others	Total

Exploration and evaluation assets	$80,608,066	$12,659,104	$-	$93,267,170
Cash	2,686,347	36,781	208,549	2,931,677
Resource related investments	878,216	-	-	878,216
Others	6,925,048	390,134	873,216	8,188,398

Total Assets	$91,097,677	$13,086,019	$1,081,765	$105,265,461

Total liabilities	$9,373,233	$503,700	$130,491	$10,007,424

	October 31, 2012
	Canada	Ghana	Others	Total

Exploration and evaluation assets	$73,116,935	$11,436,626	$3,770,227	$88,323,788
Cash	1,982,818	638	159,043	2,142,499
Resource related investments	2,571,811	-	-	2,571,811
Others	12,069,588	413,254	780,502	13,263,344

Total Assets	$89,741,152	$11,850,518	$4,709,772	$106,301,442

Total liabilities	$7,575,759	$1,224,107	$274,897	$9,074,763

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Six Months ended April 30, 2013 and 2012

9.	GEOGRAPHIC SEGMENTED DATA (Continued)

	For the Six Months Ended April 30, 2013
	Canada/US	Ghana	Others	Total

Interest expenses	$14,003	$-	$-	$14,003
Depreciation	$96,741	$21,818	$-	$118,559
Net loss	$9,189,981	$211,768	$358,220	$9,759,969

	For the Six Months Ended April 30, 2012
	Canada/US	Ghana	Others	Total
Interest income, net of bank charges	$140,880	$-	$-	$140,880
Depreciation	$176,183	$3,270	$-	$179,453
Net income ( loss)	$5,245,777	$(255,987)	$(768,054)	$4,221,736

10.	SUPPLEMENTAL CASH FLOW INFORMATION

For the Six Months Ended April 30,	2013	2012

Supplemental Cash Flow Information

Accounts payable related to property expenditure	$3,301,413	$1,295,721
Accounts receivable related to property expenditure	$-	$-
Shares issued for finder’s fee (note 6 (a))	$47,973	$-
Shares issued for property acquisitions (note 6 (a))	$203,000	$-
Shares issued for short-term loan (note 6 (a))	$420,000	$-
Income taxes paid	$-	$-

11.	SUBSEQUENT EVENTS

Subsequent to April 30, 2013:

	(a)	On May 28, 2013, the Company granted 2,575,000 stock options exercisable at a price of $0.20 for a period of two years.

	(b)	On May 29, 2013, 240,000 share purchase warrants were exercised at $0.125 per share.

	(c)	On June 1, 2013, 200,000 stock options were exercised at $0.0625 per share.

	(d)	On June 1, 2013, 1,600,000 share purchase warrants at a price of $0.50 expired.

(e)

On June 1, 2013, 100,000 stock options at a price of $0.15625, 320,000 stock options at a price of $0.3125, 80,000 stock options at a price of $0.0625, 980,000 stock options at a price of $0.375 and 296,000 stock options at a price of $0.4375 expired unexercised.